MECHEL REPORTS THE 1Q 2015 FINANCIAL RESULTS

Revenue amounted to $1.1 billion
Consolidated EBITDA(a) amounted to $211 million
Net loss attributable to shareholders of Mechel OAO amounted to $273 million

Moscow, Russia – June 23, 2015 – Mechel OAO (MICEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the 1Q 2015.

Mechel OAO’s Chief Executive Officer Oleg Korzhov commented:

“In the first quarter of 2015, the group worked in a dramatically different economic reality. The weakness of Russian national currency helped to improve the company’s performance, we managed to nearly triple EBITDA(à) and nearly quadruple our EBITDA(à) margin compared to the same period last year. I would like to note that we also managed to maintain coal production at the same level as the first quarter last year and to increase steel production.

“Even though the situation on coal and ore markets remains critical for all producers, we do not intend to decrease production — our leadership in costs enables us to keep our share even as the market is shrinking, preserving our position for the time when coal prices recover, which process we expect may begin in 4Q2015.

“Operating income which increased dramatically enabled us to overcome our liquidity crisis and reach restructuring agreements with our major creditors — Gazprombank and VTB. We continue talks with Sberbank and intend to reach a compromise.

“Despite the ruble becoming stronger in the second quarter, Mechel is quite confident with the current exchange rate. If this trend persists, we expect that our results will improve accordingly throughout the year.

“A confident growth of production in our key investment projects — the universal rolling mill and the Elga coking coal deposit — creates the basis for further improvement of the company’s financial results, which will enable us in the medium run to bring our debt to a comfortable level.”

Consolidated Results For The 1Q 2015

US $ mln.	1Q 2015	1Q 2014%		1Q’15	4Q’14%
Revenue
from external customers	1,113	1,695	-34%	1,113	1,384	-20%

Adjusted operating income / (loss)	152	(8)	2,000%	152	157	-3%

EBITDA (a)	211	86	145%	211	220	-4%

EBITDA (a), margin	19.0%	5.1%		19.0%	15.9%

Net loss attributable to shareholders of Mechel OAO	(273)	(585)	-53%	(273)	(3,113)	-91%

Adjusted net (loss)/ income	(99)	(143)	-31%	(99)	134	-174%

Net debt (excluding finance lease liabilities)	6,568	8,428	-22%	6,568	6,774	-3%

Trade working capital	(623)	296	-310%	(623)	(442)	41%

•	The 20-percent revenue decrease quarter-on-quarter was largely due to ruble devaluation, as most (60%) of the group’s revenue was in rubles.

•	Devaluation was an even more important factor in the decrease of production costs in dollar terms, which enabled us to maintain EBITDA(a) practically at the previous quarter’s level, allowing only a 4-percent decrease. EBITDA(a) margin has meanwhile grown to 19%.

•	The debt portfolio has largely remained unchanged over this quarter. The decrease of net debt by 3% was mostly due to exchange rate fluctuations.

•	Trade working capital continued to decline, though at a lesser rate than in the previous periods. The reason for the decline was the necessity of repaying outstanding debt at an accelerated rate to speed up debt restructuring negotiations.

Mining Segment

Mechel Mining Management Company OOO’s Chief Executive Officer Pavel Shtark noted:
“Early this year the global trend for weaker coal prices continued. As major Australian producers kept to the policy of tough price competition with other global producers for a share in the market, China’s demand for imported coal continued to go down as steel facilities were being shut down. Local producers were forcing out imports by way of a series of measures taken by the Chinese government.
“Due to market weakness, in the first quarter the segment demonstrated a decrease in coking coal concentrate sales, particularly exports, having redirected some of its volumes to the domestic market and increasing PCI sales as China’s demand for PCI grew. As a result, revenue from sales to external customers went down by 19% quarter-on-quarter. At the same time, as production costs for all of our product range, as well as dollar-denominated transport costs, went down due to ruble devaluation, the segment has shown a 22% increase of EBITDA(a) with EBITDA(a) margin up to 22% as compared to 15% in 4Q2014.
“We must also note our success in developing the Elga deposit. In this accounting period, we nearly doubled coal production quarter-on-quarter, and continue to increase production in the second quarter.”

US $ mln.	1Q 2015	1Q 2014%		1Q’15	4Q’14%
Revenue
from external customers	390	566	-31%	390	483	-19%

Revenue intersegment	101	151	-33%	101	106	-5%

EBITDA(a)	106	70	51%	106	87	22%

EBITDA (a), margin (4)	21.6%	9.8%		21.6%	14.8%

•	A decrease in production costs across our product range helped us to significantly increase our EBITDA (a) margin.

•	The segment’s operating income in 1Q2015 totaled $68 million, which is 79% more than $38 million in 4Q2014.

Steel Segment

Mechel-Steel Management Company OOO’s Chief Executive Officer Vladimir Tytsky noted:
“As domestic prices for the segment’s products skyrocketed in the end of 4Q2014 due to ruble devaluation and a growth in export parity prices, the first quarter began with an auspicious market situation for us. However, by the mid-quarter it became evident that the growth potential was exhausted due to a decrease in effective demand from end customers as project financing problems set in. Further on, customer activity continued to decline, prompting a weakness in prices.
“With these conditions in mind, we still maintained production volumes at the level of the previous quarter and did not allow sales volumes to slump. Nevertheless, ruble devaluation led to a decrease in dollar revenue. During the first quarter our management has been working on optimizing expenses what, along with national currency devaluation, enabled us to cut production costs, and so EBITDA(a) went down rather less, while the EBITDA(a) margin continued to grow and reached 16.5%.”

US $ mln.	1Q 2015	1Q 2014%		1Q’15	4Q’14%
Revenue
from external customers	601	929	-35%	601	740	-19%

Revenue intersegment	40	72	-44%	40	41	-2%

EBITDA(a)	106	(3)	3,633%	106	120	-12%

EBITDA (a), margin (4)	16.5%	-0.3%		16.5%	15.4%

• Despite maintaining steel production at 4Q 2014 level and moderate decline in sales volumes, ruble devaluation led us to the 19% decline in revenue.

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Pyotr Pashnin noted:
“The first quarter is traditionally a period of high load for our facilities. This year it was characterized by our generating equipment’s high reliability due to successful repairs and maintenance works conducted last year. This enabled us to increase electricity production, and also the heat production due to the demand for vapor. A decrease of dollar revenue quarter-on-quarter was due to currency exchange rate dynamics.”

US $ mln.	1Q 2015	1Q 2014%		1Q’15	4Q’14%
Revenue
from external customers	122	200	-39%	122	161	-24%

Revenue intersegment	66	105	-37%	66	76	-13%

EBITDA(a)	6	18	-67%	6	12	-50%

EBITDA(a), margin (4)	3.2%	5.9%		3.2%	5.1%

***

The management of Mechel will host a conference call today at 18:00 p.m. Moscow time (4:00 p.m. London time, 11 a.m. New York time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Alexey Lukashov
Director of Investor Relations
Mechel OAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
alexey.lukashov@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

*Please find the calculation of the EBITDA(a) and other measures used here and hereafter in Attachment A

Attachments to the 1Q 2015 Earnings Press Release
Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Adjusted EBITDA represents earnings before Depreciation, depletion and amortization, Foreign exchange gain / (loss), Loss from discontinued operations, Gain / (loss) from remeasurement of contingent liabilities at fair value, Interest expense, Interest income, Net result on the disposal of non-current assets, Impairment of goodwill and long-lived assets, Provision for amounts due from related parties, Result of disposed companies (incl. the result from their disposal), Amount attributable to noncontrolling interests, Income taxes and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our net revenues. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Adjusted net income / (loss) represents net income / (loss) before Loss from discontinued operations, Result of disposed companies, Foreign exchange gain / (loss), Impairment of goodwill and long-lived assets and Provision for the amounts due from related parties, including the effect on income tax and amounts attributable to noncontrolling interests and Other one-off items. Our adjusted net income / (loss) may not be similar to adjusted net income / (loss) measures of other companies. Adjusted net income / (loss) is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that our adjusted net income / (loss) provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations. While impairment of long-lived assets and goodwill and provision for the amounts due from related parties are considered operating costs under generally accepted accounting principles, these expenses represent the non-cash current period allocation of costs associated with assets acquired or constructed in prior periods. Our adjusted net income / (loss) calculation is used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculations of Net debt, excluding finance lease liabilities, and trade working capital are presented below:

US $ mln	31.03.2015	31.03.2014	31.03.2015	31.12.2014
Short-term borrowings and current portion of long-term debt	6,470	1,731	6,470	6,678
Long-term debt, net of current portion	161	6,689	161	167
Derivative instruments	—	71	—	—
less Cash and cash equivalents	(63)	(63)	(63)	(71)
Net debt, excluding finance lease liabilities	6,568	8,428	6,568	6,774

US $ mln	31.03.2015	31.03.2014	31.03.2015	31.12.2014

Accounts receivable, net of allowance for doubtful accounts	361	591	361	330
Due from related parties, net of allowance	10	69	10	9
Inventories	590	1,123	590	642
Prepayments and other current assets	241	379	241	238
Trade current assets	1,202	2,162	1,202	1,219

Trade payable to vendors of goods and services	542	866	542	537
Advances received	59	138	59	82
Accrued expenses and other current liabilities	988	378	988	812
Taxes and social charges payable	224	428	224	215
Due to related parties	12	57	12	15
Trade current liabilities	1,825	1,867	1,825	1,661

Trade working capital	(623)	296	(623)	(442)

Adjusted EBITDA can be reconciled to our consolidated statements of operations as follows:

} Consolidated results			Mining segment**			Steel segment**		Power segment**
US $ thousand	3m 2015	3m 2014	3m 2015	3m 2014	3m 2015	3m 2014	3m 2015	3m 2014
Net (loss) / income	(273,207)	(584,605)	(145,070)	(396,577)	(122,022)	(195,765)	857	6,946
Add:
Depreciation, depletion and amortization	58,395	95,437	35,552	58,643	21,283	34,481	1,559	2,313

Foreign exchange loss / (gain)	153,696	297,972	96,557	206,018	58,575	93,995	(1,436)	(2,040)

Interest expense	256,161	183,868	130,635	101,591	118,018	83,317	11,349	8,900

Interest income	(719)	(877)	(3,323)	(4,409)	(1,026)	(6,159)	(211)	(248)

Net result on the disposal of non-current assets, impairment of goodwill and long-lived assets and provision for amounts due from related parties	1,808	8,621	3,054	(553)	(1,246)	9,144	1	29

Loss / (income) from discontinued operations, net of income tax	18	(292)	587	10,911	(732)	(11,477)	163	275

Net gain / (loss) attributable to noncontrolling interests	7,607	(4,835)	1,675	(2,284)	6,312	(3,588)	(380)	1,037

Income taxes	(12,540)	66,354	(13,508)	74,961	6,441	(9,604)	(5,473)	997

Other one-off items	20,127	23,889	—	21,439	20,127	2,450	—	—

Adjusted EBITDA	211,346	85,532	106,159	69,740	105,730	(3,206)	6,429	18,209

Adjusted EBITDA, margin	19,0%	5,0%	21,6%	9,7%	16,5%	-0,3%	3,4%	6,0%
US $ thousand	3m 2015	3m 2014	3m 2015	3m 2014	3m 2015	3m 2014	3m 2015	3m 2014

Net (loss) / income	(273,207)	(584,605)	(145,070)	(396,577)	(122,022)	(195,765)	857	6,946

Add:
Impairment of goodwill and long-lived assets	—	—	—	—	—	—	—	—

Provision for amounts due from related parties	422	6,501	(1)	—	423	6,501	—	—

Loss / (income) from discontinued operations, net of income tax	18	(292)	587	10,911	(732)	(11,477)	163	275

Effect on net (loss) / income attributable to noncontrolling interests	(400)	2,692	1	—	(401)	2,692	—	—

Foreign exchange loss / (gain)	153,696	297,972	96,557	206,018	58,575	93,995	(1,436)	(2,040)

Accrual of income taxes for 2009-2010	—	110,597	—	110,597	—	—	—	—

Other one-off items	20,127	23,889	—	21,439	20,127	2,450	—	—

Adjusted net (loss) / income, net of income tax	(99,344)	(143,246)	(47,926)	(47,612)	(44,030)	(101,604)	(416)	5,181

Operating income / (loss)	130,723	(36,311)	67,888	(6,873)	65,040	(46,483)	4,768	16,255

Add:
Impairment of goodwill and long-lived assets	—	—	—	—	—	—	—	—

Provision for amounts due from related parties	422	6,501	(1)	—	423	6,501	—	—

Loss on write-off of property, plant and equipment	687	183	522	114	164	69	—	—

Other one-off items	20,127	21,439	—	21,439	20,127	—	—	—

Adjusted operating income / (loss)	151,959	(8,188)	68,409	14,680	85,754	(39,913)	4,768	16,255

** including intersegment operations
	Consolidated results		Mining segment**		Steel segment**		Power segment**
US $ thousand	1Q 2015	4Q 2014	1Q 2015	4Q 2014	1Q 2015	4Q 2014	1Q 2015	4Q 2014

Net (loss) / income	(273,207)	(3,112,818)	(145,070)	(2,456,971)	(122,022)	(641,884)	857	(14,662)

Add:
Depreciation, depletion and amortization	58,395	70,007	35,552	44,454	21,283	23,920	1,559	1,633

Foreign exchange loss / (gain)	153,696	1,661,398	96,557	1,204,665	58,575	461,610	(1,436)	(4,877)

Interest expense	256,161	222,471	130,635	96,772	118,018	125,019	11,349	5,339

Interest income	(719)	290	(3,323)	(3,580)	(1,026)	(756)	(211)	(34)

Net result on the disposal of non-current assets, impairment of goodwill and long-lived assets and provision for amounts due from related parties	1,808	151,855	3,054	4,047	(1,246)	139,366	1	8,441

Loss / (income) from discontinued operations, net of income tax	18	1,429,974	587	1,428,538	(732)	(12,087)	163	13,523

Net gain / (loss) attributable to noncontrolling interests	7,607	(28,311)	1,675	(18,779)	6,312	(9,916)	(380)	384

Income taxes	(12,540)	(198,421)	(13,508)	(219,628)	6,441	20,540	(5,473)	665

Other one-off items	20,127	23,222	—	7,581	20,127	14,485	—	1,156

Adjusted EBITDA	211,346	219,667	106,159	87,100	105,730	120,297	6,429	11,568

Adjusted EBITDA, margin	19%	16%	22%	15%	16%	15%	3%	5%
US $ thousand	1Q 2015	4Q 2014	1Q 2015	4Q 2014	1Q 2015	4Q 2014	1Q 2015	4Q 2014

Net (loss) / income	(273,207)	(3,112,818)	(145,070)	(2,456,971)	(122,022)	(641,884)	857	(14,662)

Add:
Impairment of goodwill and long-lived assets	—	120,237	—	—	—	120,237	—	—

Provision for amounts due from related parties	422	25,827	(1)	2,676	423	18,046	—	5,105

Loss / (income) from discontinued operations, net of income tax	18	1,429,974	587	1,428,538	(732)	(12,087)	163	13,523

Effect on net (loss) / income attributable to noncontrolling interests	(400)	(13,817)	1	2	(401)	(13,822)	—	3

Foreign exchange loss / (gain)	153,696	1,661,398	96,557	1,204,665	58,575	461,610	(1,436)	(4,877)

Accrual of income taxes for 2009-2010	—	—	—	—	—	—	—	—

Other one-off items	20,127	23,222	—	7,581	20,127	14,485	—	1,156

Adjusted net (loss) / income, net of income tax	(99,344)	134,023	(47,926)	186,491	(44,030)	(53,415)	(416)	248

Operating income / (loss)	130,723	(2,568)	67,888	38,121	65,040	(42,165)	4,768	770

Add:
Impairment of goodwill and long-lived assets	—	120,237	—	—	—	120,237	—	—

Provision for amounts due from related parties	422	25,827	(1)	2,676	423	18,046	—	5,105

Loss on write-off of property, plant and equipment	687	13,117	522	6,000	164	4,257	—	2,860

Other one-off items	20,127	—	—	—	20,127	—	—	—

Adjusted operating income	151,959	156,613	68,409	46,797	85,754	100,375	4,768	8,735

** including intersegment operations

Consolidated Balance Sheets
(in thousands of U.S. dollars, except share amounts)
	March 31, 2015	December 31, 2014
	(unaudited)
ASSETS
Cash and cash equivalents	$63,130	$70,800
Accounts receivable, net of allowance for doubtful accounts of $63,954 as of March 31, 2015 and $68,493 as of December 31, 2014	360,914	330,371
Due from related parties, net of allowance of $1,444,443 as of March 31, 2015 and $1,458,296 as of December 31, 2014	10,346	9,303
Inventories	590,385	640,671
Deferred income taxes	91,457	91,223
Current assets of discontinued operations	—	151,602
Prepayments and other current assets	240,468	238,314
Total current assets	1,356,700	1,532,284

Long-term investments in related parties	6,056	6,142
Other long-term investments	3,914	4,060
Property, plant and equipment, net	3,779,366	3,944,427
Mineral licenses, net	686,240	719,951
Other non-current assets	28,400	30,453
Deferred income taxes	41,842	72,966
Goodwill	388,269	403,207
Total assets	6,290,787	6,713,490

LIABILITIES AND EQUITY
Short-term borrowings and current portion of long-term debt	6,470,114	6,678,549
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services	541,853	537,004
Advances received	58,627	81,599
Accrued expenses and other current liabilities	988,870	811,345
Taxes and social charges payable	223,718	215,251
Unrecognized income tax benefits	14,807	31,444
Due to related parties	12,175	15,494
Asset retirement obligations, current portion	5,605	3,478
Deferred income taxes	6,995	7,893
Current liabilities of discontinued operations	—	150,033
Pension obligations, current portion	17,307	18,656
Dividends payable	1,759	1,843
Finance lease liabilities, current portion	253,854	270,980
Total current liabilities	8,595,684	8,823,569

Long-term debt, net of current portion	160,540	166,532
Asset retirement obligations, net of current portion	41,647	43,712
Pension obligations, net of current portion	58,364	60,222
Deferred income taxes	149,942	179,987
Finance lease liabilities, net of current portion	393	2,813
Due to related parties	37	38
Other long-term liabilities	59,674	81,288
EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of March 31, 2015 and December 31, 2014)	133,507	133,507
Preferred shares (10 Russian rubles par value; 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of March 31, 2015 and December 31, 2014)	25,314	25,314
Additional paid-in capital	834,136	834,136
Accumulated other comprehensive income	1,124,470	972,381
Accumulated deficit	(5,049,134)	(4,763,413)
Equity attributable to shareholders of Mechel OAO	(2,931,707)	(2,798,075)
Noncontrolling interests	156,213	153,404
Total equity	(2,775,494)	(2,644,671)

Total liabilities and equity	6,290,787	6,713,490

Consolidated Statements of Operations and Comprehensive
Income (Loss)
(in thousands of U.S. dollars)	3 months ended March 31,
	2015		2014
	(unaudited)		(unaudited)

Revenue, net (including related party amounts of $29,166 and $16,544 during 3 months 2015 and 2014, respectively)	$1,112,671	$	1,695,177
Cost of goods sold (including related party amounts of $13,758 and $33,448 during 3 months 2015 and 2014, respectively)	(635,416)		(1,143,482)

Gross profit	477,255		551,695
Selling, distribution and operating expenses:

Selling and distribution expenses	(232,806)		(392,579)
Taxes other than income tax	(23,451)		(59,057)
Accretion expense	(1,632)		(1,342)
Loss on write-off of property, plant and equipment	(687)		(183)
Provision for amounts due from related parties	(422)		(6,501)
Provision for doubtful accounts	(18,145)		(7,367)
General, administrative and other operating expenses, net	(69,389)		(120,977)

Total selling, distribution and operating expenses, net	(346,532)		(588,006)

Operating income (loss)	130,723		(36,311)
Other income and (expense):

Income from equity investments	112		35
Interest income	719		877
Interest expense	(256,161)		(183,868)
Foreign exchange loss	(153,696)		(297,972)
Other income (expenses), net	181		(6,139)

Total other income and (expense), net	(408,845)		(487,067)

Loss from continuing operations, before income tax	(278,122)		(523,378)
Income tax benefit (expense)	12,540		(66,354)

Net loss from continuing operations	(265,582)		(589,732)

(Loss) income from discontinued operations, net of income tax	(19)		292
Net loss	(265,601)		(589,440)

Less: Net (income) loss attributable to noncontrolling interests	(7,606)		4,835

Net loss attributable to shareholders of Mechel OAO	(273,207)		(584,605)
Less: Dividends on preferred shares	—		—
Net loss attributable to common shareholders of Mechel OAO	(273,207)		(584,605)

Net loss	(265,601)		(589,440)
Currency translation adjustment	135,243		9,811
Change in pension benefit obligation	(604)		(2,596)
Adjustment of available-for-sale securities	138		288

Comprehensive loss	(130,824)		(581,937)

Comprehensive (loss) income attributable to noncontrolling interests	(2,809)		28,607
Comprehensive loss attributable to shareholders of Mechel OAO	(133,633)		(553,330)

Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)	3 months ended March 31,
	2015	2014
	(unaudited)	(unaudited)
Cash Flows from Operating Activities
Net loss	$(265,601)	$(589,440)
Loss (income) from discontinued operations, net of income tax	19	(292)
Net loss from continuing operations	(265,582)	(589,732)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities:

Depreciation	52,165	81,926
Depletion and amortization	6,229	13,511
Foreign exchange loss	153,696	297,972
Deferred income taxes	(63)	(66,769)
Allowance for doubtful accounts	18,145	7,367
Change in inventory reserves	3,941	17,727
Accretion expense	1,632	1,342
Loss on write-off of property, plant and equipment	687	183
Income from equity investments	(112)	(35)
Allowance for amounts due from related parties	422	6,501
Non-cash interest on pension liabilities	945	1,961
Loss on sale of property, plant and equipment	688	2,847
Gain on accounts payable with expired legal term	(1,791)	(183)
Gain on forgiveness of fines and penalties	(3)	(1)
Amortization of loan origination fee	7,164	17,007
Pension service cost, amortization of prior service cost and actuarial (gain) loss, other expenses	2,207	1,165
Other	6,628	—
Changes in working capital items:

Accounts receivable	(45,450)	(42,180)
Inventories	21,513	175,584
Trade payable to vendors of goods and services	24,021	35,230
Advances received	(14,765)	12,393
Accrued taxes and other liabilities	176,011	230,343
Settlements with related parties	(4,429)	(39,195)
Other current assets	(18,305)	11,575
Unrecognized income tax benefits	(11,622)	(24,821)
Net operating cash flows of discontinued operations	(2,687)	6,281
Net cash provided by operating activities	111,285	157,999

Cash Flows from Investing Activities
Acquisition of DEMP, less cash acquired	(20,314)	(21,759)
Loans issued and other investments	(21)	(250)
Proceeds from disposal of TPP Rousse, less cash disposed of	860	1,393
Proceeds from disposal of Invicta, less cash disposed of	—	190
Proceeds from disposal of Bluestone, less cash disposed of	1,502	—
Proceeds from loans issued	142	1,483
Proceeds from disposals of property, plant and equipment	2,282	3,591
Purchases of property, plant and equipment	(33,759)	(136,509)
Net investing cash flows of discontinued operations	—	920
Net cash used in investing activities	(49,308)	(150,941)

Cash Flows from Financing Activities
Proceeds from borrowings	2,204	1,127,333
Repayment of borrowings	(61,465)	(1,287,586)
Dividends paid to noncontrolling interest	(14)	(45)
Acquisition of noncontrolling interest in subsidiaries	—	(31,514)
Repayment of obligations under finance lease	(8,667)	(24,231)
Net financing cash flows of discontinued operations	—	(826)
Net cash used in financing activities	(67,942)	(216,869)

Effect of exchange rate changes on cash and cash equivalents	(3,322)	(191)
Net decrease in cash and cash equivalents	(9,286)	(210,002)

Cash and cash equivalents at beginning of period	72,416	274,537
Cash and cash equivalents at end of period	63,130	64,534